SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

Table of Contents

On March 2, 2010, Trintech Group PLC announced that it had entered into a definitive agreement to sell Concuity, its healthcare division, to The Advisory Board Company in a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: March 3, 2010

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	Trintech Group PLC Press Release Dated March 2, 2010

4

Exhibit 99.1

Contact
Paul Byrne, President
Joseph Seery, VP Finance, Group
Trintech Group plc
+353 1 293 9840
paul.byrne@trintech.com
joseph.seery@trintech.com

Trintech Reports Fourth Quarter and Fiscal Year 2010

Financial Results and an Agreement to Sell its Healthcare Division

•	Revenues of $7.9 million, Adjusted EBITDA Net Income of $1.4 million and Net Income of $910,000 for the Fourth Quarter 2010 from Continuing Operations.

•	Revenues of $32.5 million, Adjusted EBITDA Net Income of $4.9 million and Net Income of $2.6 million for the Year Ended January 31, 2010 from Continuing Operations.

•	Agreement to sell Healthcare Division for $34.5 million in cash.

Dublin, Ireland/Dallas, Texas – March 2, 2010 – Trintech Group Plc (NASDAQ: TTPA) today announced revenues of $7.9 million for the fourth quarter ended January 31, 2010, an adjusted EBITDA net income of $1.4 million and net income for the quarter of $910,000 from continuing operations. For the year ended January 31, 2010, the company recorded revenues of $32.5 million, an adjusted EBITDA net income of $4.9 million and net income of $2.6 million from continuing operations. It also announced that it has signed a definitive agreement for the sale of its healthcare division, Concuity, to The Advisory Board Company (NASDAQ: ABCO) for $34.5 million in cash. Under the terms of the agreement, The Advisory Board Company will pay Trintech $34.5 million cash for all of the outstanding shares of a newly formed Trintech subsidiary which, prior to closing, will hold the majority of the assets and liabilities of the Concuity business. The purchase price is subject to a working capital adjustment at the closing date and an escrow amount of $6 million to be set aside with $2 million being released after 9 months and the remainder no later than December 31, 2011, subject to the satisfaction of post-closing conditions. The sale has been approved by the Boards of Directors of both companies and is subject to customary closing conditions. Trintech expects the sale will be completed within one month.

Due to the sale of its healthcare division to The Advisory Board Company, Trintech is required to present its financial results on a continuing and discontinued basis. This requirement has resulted in the presentation of financial results showing fourth quarter and the full fiscal year for the continuing business (the Financial Governance, Risk and Compliance or GRC business).

William Blair & Company is acting as Trintech’s lead financial advisor in this transaction. Scheef & Stone is acting as Trintech’s legal counsel.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	2 of 11

Highlights:

•	Revenues from continuing operations amounted to $7.9 million for Q4 of the 2010 fiscal year which was unchanged compared to Q4 of the prior year.

•	Revenues from continuing operations fell 5% for the 2010 fiscal year to $32.5 million compared to $34.3 million in the prior year.

•	Trintech generated an adjusted EBITDA net income from continuing operations of $1.4 million for Q4 of the 2010 fiscal year compared to an adjusted EBITDA net income from continuing operations of $649,000 for the corresponding period in the prior year. Adjusted EBITDA basic and diluted net income from continuing operations per equivalent ADS was $0.08 for Q4 of the 2010 fiscal year compared to $0.04 for the same period in the prior year.

•	Trintech generated an adjusted EBITDA net income from continuing operations of $4.9 million for the 2010 fiscal year compared to an adjusted EBITDA net income from continuing operations of $2.6 million in the prior year. Adjusted basic and diluted EBITDA net income from continuing operations per equivalent ADS was $0.30 for the 2010 fiscal year compared to $0.16 for the prior year.

•	Trintech generated $2.6 million cash for the 2010 fiscal year and increased its cash balances to $20.1 million (including restricted cash of $170,000) at the end of the year. Cash generated was $1.2 million for Q4 of the 2010 fiscal year compared to $523,000 for the same period in the prior year.

•	Gross margin from continuing operations amounted to $5.7 million in Q4 of the 2010 fiscal year, representing 73% of revenues, compared to $5.5 million and 70% in Q4 of the prior year.

•	Gross margin from continuing operations amounted to $23.6 million in the 2010 fiscal year representing 73% of revenues, compared to $24.4 million and 71% in the prior year.

•	Trintech increased expenditure in research and development from continuing operations by 8% from $1.0 million in Q4 of the 2009 fiscal year to $1.1 million in the same quarter in the 2010 fiscal year. Research and development expenditure from continuing operations was down by less than 1% in the 2010 fiscal year compared with the prior fiscal year.

•	Trintech reduced expenditure in sales and marketing from continuing operations by 19% from $2.2 million in Q4 in the 2009 fiscal year to $1.8 million in the same quarter in the 2010 fiscal year. Sales and marketing expenditure from continuing operations decreased overall by 25% in the 2010 fiscal year from $10.7 million to $8.0 million in the prior fiscal year.

•	General and administrative expenses from continuing operations decreased by 20% to $1.7 million in Q4 of the 2010 fiscal year compared to $2.1 million in Q4 of the 2009 fiscal year and by 13% in the 2010 fiscal year from $8.7 million to $7.5 million in the prior fiscal year.

•	Net income from continuing operations increased to $910,000 in Q4 of the 2010 fiscal year from $267,000 in Q4 of the 2009 fiscal year. After incorporating a loss from discontinued operations of $126,000, the total net income for the quarter ended January 31, 2010 was $784,000 compared with a net loss of $334,000 for the same period in the prior year, after incorporating a loss from discontinued operations of $601,000 in Q4 of the prior year.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	3 of 11

•	Basic and diluted net income per equivalent ADS from continuing operations for the quarter ended January 31, 2010 was $0.06, compared with a basic and diluted net income per equivalent ADS of $0.02 for the quarter ended January 31, 2009.

Cyril McGuire, Chairman and Chief Executive Officer said “Our trading results in Q4 and fiscal year 2010 continued to perform strongly with adjusted EBITDA net income from continuing operations of $1.4 million for Q4 and $4.9 million for the fiscal year 2010 representing over 115% and 90% growth respectively. We also signed a definitive agreement for the sale of our healthcare division, Concuity, for a cash consideration of $34.5 million which will allow us to tighten our strategic focus and become a pure play in our core Financial GRC business globally.”

Mr. McGuire added “Operating performance metrics continued to improve with margin growth, profitability, operating costs, and cash generation exceeding our targets. Following the Concuity sale, we will have a strengthened balance sheet of over $50 million cash and will target growth in our core Financial GRC business. Our outlook for the fiscal year 2011 is for robust growth of 10% in revenues and continued earnings growth as the global economy recovers with encouraging signs of market confidence and stability building in the US and internationally in our target markets.”

Paul Byrne, President, added, “Trintech’s business continues to deliver strong adjusted EBITDA growth which has been driven by increasing operational efficiencies, and improved productivity and asset utilization, as our solutions continue to drive value for our clients. With the definitive agreement for the sale of the healthcare division, we expect to drive additional value for our clients through a singular focus on the Financial Governance, Risk and Compliance (GRC) market. Combining this focus with our already highly profitable operating model and a strong balance sheet, Trintech is positioned for sustained profitable growth.”

Recent Highlights include:

Trintech announced that RONA had selected its ReconNET software for financial process compliance. ReconNET is a component of Trintech’s Unity platform, a suite of modular software that enables companies to meet their financial governance, risk management and compliance goals. RONA is the largest Canadian distributor and retailer of hardware, renovation and gardening products. RONA operates a network of close to 700 corporate, franchise and affiliate stores of various sizes and formats.

Trintech announced that PAC Worldwide had selected its AssureNET ASP software for financial process compliance. AssureNET ASP is a hosted component of Trintech’s Unity platform, a suite of modular software that enables companies to meet their financial governance, risk management and compliance goals. PAC Worldwide Corporation has facilities in the U.S., Mexico and Malaysia. They have over 500 employees, thousands of customers and ship directly to dozens of countries around the world. The packaging that they manufacture reaches virtually all corners of the earth.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	4 of 11

Trintech announced that Hyatt Hotels selected the hosted version of its Unity Compliance software for financial process compliance. Unity Compliance is a component of Trintech’s Unity platform, a suite of modular software that enables companies to meet their financial governance, risk management and compliance goals.

Trintech announced that Amplifon selected its ReconNET software for financial process compliance. Amplifon, listed on the STAR segment and the FTSE Italia Mid Cap Index of the Milan Stock Exchange, is a worldwide leader in the distribution and fitting of hearing aids and related services.

Trintech announced that Komen for the Cure® selected its ReconNET ASP software for financial process compliance. ReconNET ASP is a hosted component of Trintech’s Unity platform, a suite of modular software that enables companies to meet their financial governance, risk management and compliance goals. Today, Komen for the Cure is the world’s largest grassroots network of breast cancer survivors and activists fighting to save lives, empower people, ensure quality care for all and energize science to find the cures.

Trintech announced that it had embedded the Fujitsu Interstage® XWand® XBRL processing engine into the Trintech Unity Xtensible Financial Reporting (XFR) software module, dramatically extending the ability of Trintech clients to create, manage and validate XBRL-compliant financial statements, including Edgar Filer Manual (EFM) validation. Fujitsu Interstage XWand software helps companies create, validate, report, collect, and analyze financial data in XBRL, a standard format for disclosing financial information.

Trintech announced that The Board of Directors and International Steering Committee of XBRL International approved the appointment of Chethan Gorur, Director of Interactive Data Services at Trintech, as Chairman Designate of the XBRL International Standards Board (XSB) effective immediately. It is anticipated that he will fully assume the role of Chairman at the end of March 2010.

Trintech and KPMG, the global network of professional service firms providing audit, tax and advisory services, jointly presented a webinar on XBRL compliance entitled “Your 2010 XBRL Compliance Roadmap”. Topics included concepts such as XBRL extensions, how to evaluate XBRL software vendors, and how to leverage the phases of the SEC mandate.

Trintech presented a webinar entitled Global XBRL Compliance: The “Built-In” Approach To Drive Benefits. This webinar was aimed at helping attendees to anticipate and understand the common mistakes made by filers in their first year of compliance and to learn how to embed XBRL into their overall financial close and reporting processes using a built-in approach that offers dramatic efficiencies over the other methods available.

Trintech announced that it has signed a partnership agreement with Safeplay, a Swedish consulting partnership specializing in finance and business process management solutions for the banking, insurance, energy, telecommunications, shipping, and manufacturing industries to sell our Financial GRC solutions.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	5 of 11

Results Overview:

Revenues from continuing operations for the year ended January 31, 2010 were $32.5 million compared to $34.3 million for the year ended January 31, 2009, a decrease of 5%. Revenues from continuing operations for the fourth quarter ended January 31, 2010 remained unchanged compared to the revenues from continuing operations for the corresponding quarter in the prior year at $7.9 million.

Software license revenues from continuing operations for the year ended January 31, 2010 were $20.1 million compared to $19.6 million for the year ended January 31, 2009, an increase of 3%. The increase was primarily due to stronger GRC license sales in the US and some international markets. Continued economic uncertainty in some European markets is negatively impacting our normal sale cycles, with customers becoming more cautious, procurement processes lengthening and general uncertainty creating significant challenges to close new business. Maintenance revenues from continuing operations continued to be strong from existing customers in the US.

Service revenues from continuing operations for the year ended January 31, 2010 were $12.3 million compared to $14.7 million for the year ended January 31, 2009, a decrease of 16%. The decrease was primarily due to a fall in professional service revenues from our GRC business in the US and European markets and a higher professional service revenue backlog available in the prior year.

Total gross margin from continuing operations for the year ended January 31, 2010 was $23.6 million, a decrease of 3% from $24.4 million for the year ended January 31, 2009. The overall gross margin percentage from continuing operations increased by 2% in the 2010 fiscal year to 73% from 71% in the 2009 fiscal year. Total gross margin from continuing operations for the fourth quarter ended January 31, 2010 was $5.7 million, an increase of 4% from $5.5 million in the corresponding quarter in the prior year. Gross margin percentage from continuing operations increased to 73% in Q4 of the 2010 fiscal year compared to 70% in the same period of the prior year. The increase in margin and margin percentage in Q4 and for the 2010 fiscal year was due to higher license revenues and a lower percentage of lower margin service revenues compared to the prior year periods.

Total operating expenses from continuing operations for the year ended January 31, 2010 were $21.2 million, a decrease of 15% from $25.1 million in the previous year. Total operating expenses from continuing operations for the fourth quarter ended January 31, 2010 were $4.7 million, a decrease of 16% from $5.6 million in the corresponding quarter in the prior year. The decrease in costs was primarily due to headcount reductions and lower salary costs. There has also been a reduction in discretionary expenditure in all areas of Trintech over the last year due to the general economic environment.

Adjusted EBITDA operating expenses from continuing operations for the year ended January 31, 2010 were $19.3 million, a decrease of 15% from $22.7 million in the previous year. Adjusted EBITDA operating expenses from continuing operations for the quarter ended January 31, 2010 were $4.4 million, a decrease of 14% compared to $5.1 million for the corresponding period in the prior year.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	6 of 11

The provision for income taxes from continuing operations was $138,000 and $45,000 for the year and quarter ended January 31, 2010 respectively compared to a credit of $356,000 and a credit of $243,000 for the year and quarter ended January 31, 2009. The tax credits in the year and quarter ended January 31, 2009 were primarily due to a deferred tax credit in the US resulting from the finalization of the purchase accounting related to the acquisition of the Movaris business.

Trintech’s balance sheet remains strong with cash balances of $20.1 million (including restricted cash of $170,000) as of January 31, 2010. The cash flow statement has been prepared on a combined continuing and discontinued basis. Net cash generated for the three months ended January 31, 2010 was $1.2 million, which included cash generated from operations of $1.5 million, cash payments on the purchase of property and equipment of $53,000 and the effect of exchange rate differences on cash and cash equivalents of $88,000 negative.

Trintech will host a conference call to discuss its financial results, its business outlook and the proposed sale of its healthcare division beginning at 13:30hrs (UK Time), Wednesday, March 3. Please see advisory for information on the call.

A web simulcast of Trintech’s conference call reviewing our performance for Q4 and the full fiscal year 2010, our business outlook for Q1 fiscal year 2011 and our proposed sale of its healthcare division will be broadcast live, Wednesday, March 3 2010 at 13:30 hrs (UK Time), 08:30 hrs (NY Time) and 05:30 hrs (CA Time) and thereafter for 1 year at www.trintech.com/investor. An instant telephone replay will also be available for 10 days by dialing +44 1452 55 00 00 and entering the following access number (57225731 #).

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance software solutions for commercial, financial, and healthcare markets. Trintech’s recognized expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech • 15851 Dallas Parkway, Suite 900 • Addison, TX 75001 • Tel 1 972 701 9802 Trintech UK Ltd. • Warnford Court, 29 Throgmorton St. • London EC2N2AT, UK • Tel +44 (0) 20 7628 5235 Trintech Technologies • Block C, Central Park • Leopardstown, Dublin 18, Ireland • Tel +353 1 293 9840 Trintech • Cypresbaan 9 • 2908 LT Capelle a/d Ijssel, The Netherlands • Tel +31 (0) 10 8507 474

Forward Looking Statements

This news release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” in this press release are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” in this press release include statements, among others, relating to Trintech’s growth strategy, including a singular focus on the Governance, Risk and Compliance market, the timing of the closing of the sale of Trintech’s healthcare division, Concuity, the benefits to be derived therefrom, revenue growth of 10% and continued earnings growth in Trintech’s fiscal year 2011, and economic recovery in the markets that Trintech serves. Factors that could cause or contribute to such differences include Trintech’s ability to close the sale of the Concuity business, accurately predict future sales and market trends, accurately predict and meet customer needs and to successfully position itself in the market, ensure the performance of its products and services, and improve the performance of its organization and ensure the long term

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	7 of 11

health of its business. Actual performance may also be affected by other factors more fully discussed in Trintech’s Form 20-F for the fiscal year ended January 31, 2009 filed with the US Securities and Exchange Commission (www.sec.gov) and subsequent filings with the US Securities and Exchange Commission. Lastly, Trintech assumes no obligation to update these forward-looking statements.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	8 of 11

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	January 31, 2010	January 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$19,929	$17,363
Restricted cash	170	1,143
Accounts receivable, net of allowance for doubtful accounts of $97 and $261 at January 31, 2010 and January 31, 2009, respectively	4,583	5,447
Prepaid expenses and other current assets	1,059	993
Net current deferred tax asset	199	252
Assets held for sale and in discontinued operations	7,703	7,735

Total current assets	33,643	32,933

Non-current assets
Restricted cash	—	170
Property and equipment, net	1,005	1,150
Intangible assets, net	1,843	2,945
Goodwill	20,290	20,276

Total non-current assets	23,138	24,541

Total assets	$56,781	$57,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	463	695
Accrued payroll and related expenses	966	1,555
Deferred consideration	—	970
Income taxes payable	101	161
Other accrued liabilities	1,186	1,467
Deferred revenues	8,481	8,414
Liabilities held for sale and in discontinued operations	3,981	4,345

Total current liabilities	15,178	17,607

Non-current liabilities
Income taxes payable	127	110
Net non-current deferred tax liability	199	252
Deferred rent less current portion	404	537

Total non-current liabilities	730	899

Series B preference shares, $0.0027 par value 10,000,000 authorized at January 31, 2010 and January 31, 2009, respectively None issued and outstanding	—	—
Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 33,454,384 shares issued and 33,095,914 and 31,843,333 shares outstanding at January 31, 2010 and January 31, 2009, respectively	90	90
Additional paid-in capital	253,372	253,076
Treasury shares (at cost, 358,470 and 595,552 at January 31, 2010 and January 31, 2009, respectively)	(529)	(879)
Accumulated deficit	(207,880)	(209,367)
Accumulated other comprehensive loss	(4,180)	(3,952)

Total shareholders’ equity	40,873	38,968

Total liabilities and shareholders’ equity	$56,781	$57,474

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	9 of 11

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended January 31,		Twelve months ended January 31,
	2010	2009	2010	2009
Revenues
License	$4,668	$4,566	$20,140	$19,614
Service	3,207	3,334	12,325	14,697

Total revenues	7,875	7,900	32,465	34,311

Cost of revenues
License	594	540	2,736	2,246
Amortization of purchased technology	62	107	248	417
Service	1,477	1,724	5,855	7,248

Total cost of revenues	2,133	2,371	8,839	9,911

Gross margin	5,742	5,529	23,626	24,400

Operating expenses
Research and development	1,092	1,012	4,581	4,620
Sales and marketing	1,815	2,241	8,032	10,656
General and administrative	1,679	2,092	7,489	8,654
Restructuring charges	—	58	244	212
Amortization of purchased intangible assets	141	238	855	933

Total operating expenses	4,727	5,641	21,201	25,075

Income (loss) from operations	1,015	(112)	2,425	(675)

Interest income, net	3	57	50	334
Exchange (loss) gain, net	(63)	79	229	331

Income (loss) before provision for income taxes	955	24	2,704	(10)
Provision for income taxes	(45)	243	(138)	356

Net income from continuing operations	$910	$267	$2,566	$346

Loss from discontinued operations	(126)	(601)	(1,079)	(2,498)
Gain on sale of discontinued operations, net	—	—	—	920

Net loss from discontinued operations, net of tax	(126)	(601)	(1,079)	(1,578)

Net income (loss)	$784	$(334)	$1,487	$(1,232)

Basic and diluted net income per Ordinary Share from continuing operations	$0.03	$0.01	$0.08	$0.01

Basic and diluted net loss per Ordinary Share from discontinued operations	$(0.00)	$(0.02)	$(0.03)	$(0.05)

Basic and diluted net income (loss) per Ordinary Share	$0.02	$(0.01)	$0.05	$(0.04)

Shares used in computation of basic net income per Ordinary Share and basic net income from continuing operations	33,084,253	31,936,148	32,951,646	31,921,345

Shares used in computation of diluted net income (loss) per Ordinary Share and diluted net income from continuing operations	33,659,516	32,972,477	33,034,267	33,001,888

Shares used in computation of basic and diluted net loss per Ordinary Share from discontinued operations	33,084,253	31,936,148	32,951,646	31,921,345

Basic and diluted net income per equivalent ADS from continuing operations	$0.06	$0.02	$0.16	$0.02

Basic and diluted net income (loss) per equivalent ADS	$0.05	$(0.02)	$0.09	$(0.08)

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	10 of 11

TRINTECH GROUP PLC

RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO

ADJUSTED EBITDA NET INCOME FROM CONTINUING OPERATIONS (UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Three months ended January 31,		Twelve months ended January 31,
	2010	2009	2010	2009
Net income from continuing operations	$910	$267	$2,566	$346
Adjustments:
Depreciation	100	111	409	504
Amortization of purchased intangible assets	203	345	1,103	1,350
Share-based compensation	141	168	488	854
Restructuring charge	—	58	244	212
Interest income, net	(3)	(57)	(50)	(334)
Income taxes	45	(243)	138	(356)

Adjusted Earnings Before Interest, Taxation, Depreciation, Amortization, Restructuring and Share-based compensation (EBITDA) net income from continuing operations	$1,396	$649	$4,898	$2,576

Adjusted Basic and diluted EBITDA net income per Ordinary Share from continuing operations	$0.04	$0.02	$0.15	$0.08

Adjusted Basic and diluted EBITDA net income per equivalent ADS from continuing operations	$0.08	$0.04	$0.30	$0.16

Note: Management believes Adjusted EBITDA net income from continuing operations is an important measure of Company performance without consideration of the non-operating income and expense adjusted above as it presents a clearer view of operational performance changes between the comparative periods.

TRINTECH GROUP PLC

RECONCILIATION OF OPERATING EXPENSES FROM CONTINUING OPERATIONS TO

ADJUSTED EBITDA OPERATING EXPENSES FROM CONTINUING OPERATIONS (UNAUDITED)

(U.S. dollars in thousands)

	Three months ended January 31,		Twelve months ended January 31,
	2010	2009	2010	2009
Total operating expenses from continuing operations	$4,727	$5,641	$21,201	$25,075
Adjustments:
Restructuring charge	—	(58)	(244)	(212)
Depreciation	(91)	(97)	(372)	(430)
Amortization of purchased intangible assets	(141)	(238)	(855)	(933)
Share-based compensation	(122)	(154)	(436)	(792)

Adjusted EBITDA operating expenses from continuing operations	$4,373	$5,094	$19,294	$22,708

Note: Management believes Adjusted EBITDA operating expenses from continuing operations is an important measure of Company performance without consideration of the non-operating expense adjusted above as it presents a clearer view of operational performance changes between the comparative periods.

Trintech Announces Fourth Quarter and Fiscal Year 2010 Results	11 of 11

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Twelve Months ended January, 31
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,487	$(1,232)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	606	742
Amortization	2,194	2,545
Gain on sale of discontinued operations, net	—	(920)
Share-based compensation	515	919
Effect of changes in foreign currency exchange rates	(65)	(273)
Changes in operating assets and liabilities:
Accounts receivable	1,944	804
Prepaid expenses and other current assets	(1,181)	(669)
Accounts payable	(225)	193
Accrued payroll and related expenses	(631)	(555)
Deferred revenues	595	2,556
Other accrued liabilities	(562)	(246)

Net cash provided by operating activities	4,677	3,864

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(268)	(271)
(Payments) proceeds relating to sale of discontinued operations, net	(60)	920
Increase (decrease) in restricted cash deposits	1,143	(975)
Payments relating to acquisitions	(2,883)	(8,816)

Net cash used in investing activities	(2,068)	(9,142)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(156)	(146)
Issuance of ordinary shares	130	124
Repurchase of ordinary shares	—	(100)

Net cash used in financing activities	(26)	(122)

Net increase (decrease) in cash and cash equivalents	2,583	(5,400)
Effect of exchange rate changes on cash and cash equivalents	(17)	(1,003)
Cash and cash equivalents at beginning of year	17,363	23,766

Cash and cash equivalents at end of year	$19,929	$17,363

Supplemental disclosure of cash flow information
Interest paid	$14	$31

Taxes paid	$144	$222

Supplemental disclosure of non-cash flow information
Acquisition of property and equipment under capital leases	$—	$(30)

Leasehold improvements funded by the landlord	$—	$249

Shares issued in connection with acquisition	$—	$1,238

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